UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025.

Commission File Number 001-38172

FREIGHT TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

Mr. Javier Selgas, Chief Executive Officer

2001 Timberloch Place, Suite 500

The Woodlands, TX 77380

Telephone: (773) 905-5076

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F

Reverse Split

On November 12, 2025, the board of directors of Freight Technologies, Inc. (the “Company”) approved a one (1) for five (5) reverse split of its issued and outstanding ordinary shares, no par value (the “Ordinary Shares”). The Company’s Ordinary Shares will begin trading on a split adjusted basis on December 15, 2025.

As a result of the reverse share split, each five (5) pre-split Ordinary Shares of the Company will automatically combine into one (1) Ordinary Share without any action on the part of the holders, and the number of outstanding Ordinary Shares will be reduced from 7,821,228 to 1,564,246. The Company’s Ordinary Shares will continue to trade on the Nasdaq Capital Market (the “Nasdaq”) under the symbol “FRGT” but will trade under a new CUSIP number G51413154.

No fractional shares will be issued as a result of the reverse share split. Shareholders who otherwise would be entitled to a fractional share because they hold a number of Ordinary Shares not evenly divisible by the one (1) for five (5) reverse split ratio, will automatically be entitled to receive an additional fractional share of the Company’s Ordinary Shares to round up to the next whole share if they were to hold a fractional share less than one-half or more. Shareholders who hold a fractional share equal to less than one-half will have the fractional share cancelled.

The reverse share split is intended to increase the per share trading price of the Ordinary Shares to satisfy the $1.00 minimum bid price requirement for continued listing on the Nasdaq. Following the reverse share split the Company will have approximately 1.56 million Ordinary Shares issued and outstanding, exclusive of shares issuable under outstanding options and warrants. The reverse share split will not affect the number of total authorized Ordinary Shares of the Company.

The Company’s transfer agent, Transhare Corporation will act as the exchange agent. Please contact Transhare Corporation for further information at (303) 662-1112.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release, dated December 11, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 11, 2025	FREIGHT TECHNOLOGIES, INC.

	By:	/s/ Javier Selgas
	Name:	Javier Selgas
	Title:	Chief Executive Officer